                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                   Form 11-K

(Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT 0F 1934
For the fiscal year ended December 31, 1999

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934

for the transition period from________ to________
Commission file number 333-70067

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

   Sally Beauty 401(k) Savings Plan         Alberto-Culver 401(k) Savings Plan
   3900 Morse Street
   Denton, TX  76205

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            Alberto-Culver Company
                              2525 Armitage Ave.
                            Melrose Park, IL  60160

                                  SIGNATURES

The Plans: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

SALLY BEAUTY 401(k) SAVINGS PLAN
By: Sally Beauty Company, Inc., Plan Administrator

By:/s/ Michael H. Renzulli
   ---------------------------
       Michael H. Renzulli
            President


ALBERTO-CULVER 401(k) SAVINGS PLAN
By: Alberto-Culver Company, Inc., Plan Administrator

By:/s/ William J. Cernugel
   ---------------------------
     William J. Cernugel
Senior Vice President and CFO


Dated:  June 7, 2000

                                 ALBERTO-CULVER
                              401(k) SAVINGS PLAN

                 Financial Statements and Supplemental Schedule

                           December 31, 1999 and 1998

                  (With Independent Auditors' Report Thereon)

                                 ALBERTO-CULVER
                              401(k) SAVINGS PLAN

                               Table of Contents

                                                                            Page
Independent Auditors' Report                                                 1

Statements of Net Assets Available for Plan Benefits                         2

Statements of Changes in Net Assets Available for Plan Benefits              3

Notes to Financial Statements                                                4

Supplemental Schedule

Schedule H - Item 4(i) - Schedule of Assets Held for Investment Purposes    12

                          Independent Auditors' Report

  To the Plan Administrator of the
    Alberto-Culver 401(k) Savings Plan:

  We have audited the accompanying statements of net assets available for plan benefits of the Alberto-Culver 401(k) Savings Plan (the Plan) as of December 31, 1999 and 1998, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

  Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

  /s/ KPMG LLP


  April 28, 2000

                                ALBERTO-CULVER
                              401(k) SAVINGS PLAN

             Statements of Net Assets Available for Plan Benefits

                          December 31, 1999 and 1998


                                                          1999          1998
                                                      -----------   -----------
Assets:
 Cash                                                 $        --   $    84,555
 Investments, at market value:
  CIGNA Charter Guaranteed Income Fund                  5,143,757     4,351,306
  CIGNA Charter Large Company Stock Index Fund          4,269,067     3,524,523
  Fidelity Advisor Equity Growth Fund                   5,041,393     3,537,750
  Fidelity Advisor Growth Opportunities Fund            2,647,667     2,872,446
  Fidelity Advisor Balanced Fund                        2,279,179     2,227,847
  Warburg Pincus International Equity Fund              1,306,040       795,922
  CIGNA Lifetime 20                                        63,874            --
  CIGNA Lifetime 30                                        42,165            --
  CIGNA Lifetime 40                                        61,876            --
  CIGNA Lifetime 50                                       105,631            --
  CIGNA Lifetime 60                                         4,182            --
  CIGNA Charter Balanced Fund                             127,794            --
  CIGNA Charter Large Company Stock - Growth II Fund      380,795            --
  CIGNA Charter Midsize Company Stock - Growth Fund        18,332            --
  CIGNA Charter Small Company Stock - Growth Fund          87,789            --
  Janus Worldwide Fund                                    816,048            --
  Lazard International Equity Fund                         14,101            --
  Alberto-Culver Company Class B Common Stock             217,073            --
  Loans to participants                                   563,795       489,427
                                                      -----------   -----------

     Total assets held for investment                  23,190,558    17,883,776

 Employer contribution receivable                         704,108       449,375
                                                      -----------   -----------

     Net assets available for plan benefits           $23,894,666   $18,333,151
                                                      ===========   ===========

See accompanying notes to financial statements.

                                       2                             (Continued)

                                ALBERTO-CULVER
                              401(k) SAVINGS PLAN

        Statements of Changes in Net Assets Available for Plan Benefits

                    Years ended December 31, 1999 and 1998

                                                                  1999        1998
                                                              -----------  ----------
Additions to net assets attributed to:
 Investment income:
  Net appreciation in fair value of investments               $ 3,027,696   2,445,473
  Dividend and interest income                                    261,056     217,285
  Interest on participant loans                                    46,025      39,836
                                                              -----------  ----------

     Total investment income                                    3,334,777   2,702,594
                                                              -----------  ----------

 Contributions:
  Employer                                                        704,108     449,375
  Employee                                                      3,499,399   3,201,060
                                                              -----------  ----------

     Total contributions                                        4,203,507   3,650,435
                                                              -----------  ----------

     Total additions                                            7,538,284   6,353,029
                                                              -----------  ----------

Deductions from net assets attributed to:
 Benefits paid to participants                                  1,968,726     927,769
 Administrative fees                                                8,043       7,366
                                                              -----------  ----------

     Total deductions                                           1,976,769     935,135
                                                              -----------  ----------

     Net increase                                               5,561,515   5,417,894

Net assets available for plan benefits at beginning of year    18,333,151  12,915,257
                                                              -----------  ----------

Net assets available for plan benefits at end of year         $23,894,666  18,333,151
                                                              ===========  ==========

See accompanying notes to financial statements.

                                ALBERTO-CULVER
                              401(K) SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1999 and 1998


 (1) Description of the Plan

       General

       The Alberto-Culver 401(k) Savings Plan (the Plan), established on January 1, 1994, is a defined contribution plan available to eligible employees of Alberto-Culver Company (the Company), and certain subsidiaries of the Company.

       The Plan is administered by the Company with the assistance of Connecticut General Life Insurance Company, a CIGNA Company. The investment assets of the Plan are held by CG Trust Company (the Trustee).

       The following description of the Plan provides only general information. Information about the Plan's provisions is contained in the Plan document, which may be obtained from the Company.

       Participation

       Effective January 1, 1999, All eligible employees whose customary employment is for at least 1,000 hours within 12 consecutive months and are not a member of a collective bargaining unit and are at least 21 years of age may participate in the Plan on the first day of the month next following the employee's hire date. On December 31, 1999, there were 1,065 employees in the Plan.

       Contributions

       Participants may elect to contribute any amount from 1% to 12% of their eligible compensation, in whole percentage points, subject to the limitations of the Internal Revenue Code, as amended (the Code). The percentage of compensation contributed may be increased or decreased at the election of the participant any time during the year. All eligible participant contributions are tax deferred contributions pursuant to a qualified cash or deferral arrangement subject to the limitations of the Code. Company contributions to the Plan are based on a discretionary match on an annual basis. For the Plan years 1999 and 1998, the Company matched $.50 and $.35, respectively, of each dollar on 4% of eligible participant compensation.

       Investment Options

       Effective January 1, 1999, additional investment fund options were added to the Plan for the purposes of providing a broader selection of investment options for the participants to choose from.

       Participants may elect to invest their contributions and any Company contributions in eighteen investment funds within seven different asset classes and the Company's class B common stock. Such asset classes include; (i) fixed income fund, (ii) balanced fund, (iii) large capitalization equity fund, (iv) mid capitalization equity fund, (v) small capitalization equity fund, (vi) global equity fund and (vii) international equity fund.

       Participants may invest Company and employee contributions in 1% increments in the Plan's available fund options and may reallocate their investments among the available fund options any time during the year.

                                       4                             (Continued)

                                ALBERTO-CULVER
                              401(K) SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1999 and 1998


       None of the investment funds, other than the CIGNA Charter Guaranteed Income Fund, guarantee a positive return to the participant. This fund invests in a diversified portfolio of high quality, fixed income instruments within CIGNA's general account. Principal and interest are backed by the underlying assets of CIGNA. Dividend and interest income received on investments made by the investment funds are reinvested accordingly in the same funds.

       Vesting

       Participants are fully vested in the current value of their contributions and earnings thereon, and become fully vested in the Company contributions and related earnings credited to their accounts based upon their years of vesting service as shown in the following table:

               Years of                     Vested
            Vesting Service               Percentage
          -------------------            ------------
          Less than 1                          0%
          1 but less than 2                   20
          2 but less than 3                   40
          3 but less than 4                   60
          4 but less than 5                   80
          5 or more                          100

       Participants who are age 65 or over, die, or become permanently disabled are automatically 100% vested in the value of Company contributions and related earnings or losses credited to their account.

       Distribution Options

       Upon termination of employment, participants generally may elect to receive the total value of their account attributable to their contributions, as well as the vested value of their Company contributions in cash, annual installments, direct rollover, or an annuity according to the provisions of the Plan. Alternatively, participants may elect to defer the distribution of their account balance until age 65. Such deferred benefits remain in the Plan and participate in the earnings and losses of the investments.

       Participant Loans

       Participants may borrow against their account balances for periods of one to five years. In the event the loan is used to purchase a primary residence, an extended period of time for repayment is allowed. Participant loans are limited to the lesser of $50,000 or 50% of the participants' vested account balance and bear interest at a rate of prime plus 1% at the time the loan is made. Outstanding participant loans are considered investments of the Plan and repayments of principal and interest are credited to the borrowing participants' account using his or her current investment election. At December 31, 1999 and December 31, 1998, interest rates on outstanding loans ranged from 7.25% to 10%.

                                       5                             (Continued)

                                ALBERTO-CULVER
                              401(K) SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1999 and 1998


       Forfeitures

       Company contributions and earnings thereon forfeited by terminating employees are used to reduce future Company contributions to the Plan. The Company will reinstate forfeited balances to the accounts of employees who rejoin the Company within five years of their termination. In 1999 and 1998, Company contributions were reduced by forfeiture amounts of $17,606 and $4,936, respectively.

       Administrative Expenses

       Administrative fees are paid by the Plan. All other Plan-related expenses are paid by the Company. Investment management fees are included in the investment fund yield.

(2) Summary of Significant Accounting Policies

       Basis of Accounting

       The Company maintains the accounts of the Plan on an accrual basis.

       Asset Valuation

       The investment assets in the Trust are valued at the quoted closing sale price on the last business day of the year. Securities traded in over-the-counter markets and listed securities for which no sale was reported on the last business day of the year are valued at their last reported bid price. Participant loans are stated at contract value which approximates fair value.

       Security Transactions and Investment Income

       Purchases and sales of investments in the Plan are recorded on a trade date basis. When investments are sold, the difference between the original cost (computed on an average cost basis) and the proceeds received is recorded as a realized gain or loss. Interest and dividend income are recorded when earned.

       Use of Estimates

       The preparation of financial statements in conformity with generally accepted accounting principles requires the use of plan administrator estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the date of the financial statements and the changes in net assets available for plan benefits during the reporting period and related disclosures. Actual results could differ from these estimates.

(3) Termination of the Plan

    It is the intent of the Company that the Plan continue into the future; however, the Company reserves the right to terminate the Plan. In the event the Plan is terminated, participants would become fully vested in their accounts and the assets of the Plan would be distributed to the participants in proportion to their respective interests in the Plan.

                                       6                             (Continued)

                                ALBERTO-CULVER
                              401(K) SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1999 and 1998


(4) Tax Status

    The Plan has received a favorable determination letter from the Internal Revenue Service, dated December 16, 1996, indicating that the Plan is qualified under Section 401(a) of the Code and exempt from tax under Section 501(a) of the Code.

(5) Subsequent Events

    Effective January 1, 2000, eligible employees of the Alberto-Culver Local 9777 Pension Plan began participating in the Plan. The Plan does not allow for Company matching contributions to this group.

    Effective January 1, 2000, eligible employees of the Plan can contribute up to 15% of their eligible compensation in whole percentage points to the Plan, subject to the limitations of the Code.

(6) Other Investment Information

    The fair values of investment fund balances which represent five percent or more of the Plan's net assets as of December 31, 1999 and 1998 are as follows:

                                                           1999        1998
                                                        ----------   ---------
    CIGNA Charter Guaranteed Income Fund                $5,143,757   4,351,306
    CIGNA Charter Large Company Stock Index Fund         4,269,067   3,524,523
    Fidelity Advisor Equity Growth Fund                  5,041,393   3,537,750
    Fidelity Advisor Growth Opportunities Fund           2,647,667   2,872,446
    Fidelity Advisor Balanced Fund                       2,279,179   2,227,847
    Warburg Pincus International Equity Fund             1,306,040     795,922
                                                        ==========   =========

                                       7                             (Continued)

                                ALBERTO-CULVER
                              401(k) SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1999 and 1998


(8) Changes in Net Assets by Fund -- Years Ended December 31, 1999 and December 31, 1998

                                                                              1999
                                   -------------------------------------------------------------------------------------------------
                                                                                       Warburg
                                     CIGNA    CIGNA   Fidelity   Fidelity               Pincus   CIGNA    CIGNA    CIGNA     CIGNA
                                   Guarantee  Stock    Equity     Growth     Fidelity    Int'l  Lifetime Lifetime Lifetime  Lifetime
                                    Income    Index    Growth   Opportunies  Balanced   Equity     20       30       40        50
                                   -------- --------- --------- -----------  -------- --------- -------- -------- --------  --------
Additions to net assets
attributed to:
 Investment income:
  Net appreciation in fair
   value of investments         $       --   740,101  1,290,958     92,068     89,337   452,738    7,282    6,425    8,676   13,049
  Dividends and Interest           259,830        --         --         --         --        --       --       --       --       --
  Interest on participant loans     18,644     8,736      5,698      4,526      3,263     1,974      107      733       --       --
                                ---------- ---------  ---------  ---------  --------- ---------   ------   ------   ------  -------

   Total investment income         278,474   748,837  1,296,656     96,594     92,600   454,712    7,389    7,158    8,676   13,049
                                ---------- ---------  ---------  ---------  --------- ---------   ------   ------   ------  -------

 Contributions:
  Employer                              --        --         --         --         --        --       --       --       --       --
  Employee                       1,083,493   598,169    496,225    431,939    349,018   150,490   42,119   35,931   16,404   18,748
                                ---------- ---------  ---------  ---------  --------- ---------   ------   ------   ------  -------

   Total contributions           1,083,493   598,169    496,225    431,939    349,018   150,490   42,119   35,931   16,404   18,748
                                ---------- ---------  ---------  ---------  --------- ---------   ------   ------   ------  -------

   Total additions               1,361,967 1,347,006  1,792,881    528,533    441,618   605,202   49,508   43,089   25,080   31,797
                                ---------- ---------  ---------  ---------  --------- ---------   ------   ------   ------  -------

Transfers among funds, net         (74,727) (133,786)    87,257   (484,618)  (173,601)  (28,324)  15,800     (464)  36,796   74,110
                                ---------- ---------  ---------  ---------  --------- ---------   ------   ------   ------  -------

Deductions:
 Benefits paid to participants    (491,484) (466,526)  (375,635)  (268,149)  (216,440)  (66,710)  (1,384)    (370)      --     (276)
 Administrative fees                (3,305)   (2,150)      (860)      (545)      (245)      (50)     (50)     (90)      --       --
                                ---------- ---------  ---------  ---------  --------- ---------   ------   ------   ------  -------

   Total deductions               (494,789) (468,676)  (376,495)  (268,694)  (216,685)  (66,760)  (1,434)    (460)      --     (276)
                                ---------- ---------  ---------  ---------  --------- ---------   ------   ------   ------  -------

   Net increase (decrease)         792,451   744,544  1,503,643   (224,779)    51,332   510,118   63,874   42,165   61,876  105,631

Net assets available for plan
benefits:
  Beginning of year              4,351,306 3,524,523  3,537,750  2,872,446  2,227,847   795,922       --       --       --       --
                                ---------- ---------  ---------  ---------  --------- ---------   ------   ------   ------  -------

  End of year                   $5,143,757 4,269,067  5,041,393  2,647,667  2,279,179 1,306,040   63,874   42,165   61,876  105,631
                                ========== =========  =========  =========  ========= =========   ======   ======   ======  =======

                                       8                             (Continued)

                               CIGNA  CIGNA
                               Life-  Charter  CIGNA   CIGNA   CIGNA    Janus  Lazard          Partic-            Contri-
                               time    Bal-     Lg Co  Mid Co  Sm Co    World-  Int'l Company  ipant              bution
                                60    anced    Growth  Growth  Growth   wide   Equity  stock    loans    Cash    receivable  Total
                               ----- -------  -------  ------  ------  ------- ------ -------  -------  -------  ---------- -------
Additions to net assets
attributed to:
 Investment income:
  Net appreciation in fair
   value of investments          207  (3,459)  73,272  2,496  33,588  216,144  3,408   1,406      --       --        --   3,027,696
  Dividends and Interest         --      --       --     --      --       --     --    1,226      --       --        --     261,056
  Interest on participant loans  --      194      110    --      931       97    129     883      --       --        --      46,025
                               ----- -------  ------- ------  ------  ------- ------ -------  -------  -------   ------- ----------

   Total investment income       207  (3,265)  73,382  2,496  34,519  216,241  3,537   3,515      --       --        --   3,334,777
                               ----- -------  ------- ------  ------  ------- ------ -------  -------  -------   ------- ----------

 Contributions:
  Employer                       --      --       --     --      --       --     --      --       --       --    704,108    704,108
  Employee                     1,903  29,444   95,352  8,826  18,723   95,355  2,061  25,201      --       --        --   3,499,401
                               ----- -------  ------- ------  ------  ------- ------ -------  -------  -------   ------- ----------

   Total contributions         1,903  29,444   95,352  8,826  18,723   95,355  2,061  25,201      --       --    704,108  4,203,509
                               ----- -------  ------- ------  ------  ------- ------ -------  -------  -------   ------- ----------

   Total additions             2,110  26,179  168,734 11,322  53,242  311,596  5,598  28,716      --       --    704,108  7,538,286
                               ----- -------  ------- ------  ------  ------- ------ -------  -------  -------   ------- ----------

Transfers among funds, net     2,072 101,785  227,799  7,807  35,350  509,510  9,003 188,964  133,197  (84,555) (449,375)       --
                               ----- -------  ------- ------  ------  ------- ------ -------  -------  -------   ------- ----------

Deductions:
 Benefits paid to participants   --     (170) (15,618)  (797)   (723)  (5,058)  (500)    (59) (58,829)     --        --  (1,968,728)
 Administrative fees             --      --      (120)   --      (80)     --     --     (548)     --       --        --      (8,043)
                               ----- -------  ------- ------  ------  ------- ------ -------  -------  -------   ------- ----------

   Total deductions              --     (170) (15,738)  (797)   (803)  (5,058)  (500)   (607) (58,829)     --        --  (1,976,771)
                               ----- -------  ------- ------  ------  ------- ------ -------  -------  -------   ------- ----------

   Net increase (decrease)     4,182 127,794  380,795 18,332  87,789  816,048 14,101 217,073   74,368  (84,555)  254,733  5,561,515

Net assets available for plan
benefits:
  Beginning of year              --      --       --     --      --      --      --      --   489,427   84,555   449,375 18,333,151
                               ----- -------  ------- ------  ------  ------- ------ -------  -------  -------   ------- ----------

  End of year                  4,182 127,794  380,795 18,332  87,789  816,048 14,101 217,073  563,795      --    704,108 23,894,666
                               ===== =======  ======= ======  ======  ======= ====== =======  =======  =======   ======= ==========

                                       9                             (Continued)

                                ALBERTO-CULVER
                              401(k) SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1999 and 1998

                                                                         1998
                            ------------------------------------------------------------------------------------------------------
                                                           Fidelity              Warburg
                               CIGNA     CIGNA   Fidelity   Growth               Pincus    Partic-             Contri-
                            Guaranteed   Stock    Equity    Oppor-   Fidelity     Int'l     pant                bution
                              Income     Index    Growth   tunities  Balanced    Equity    loans       Cash   receivable   Total
                            ---------- --------- --------- --------- ---------   -------   -------    ------  ---------- ---------
Additions to net assets
 attributed to:
 Investment income:
  Net appreciation in fair
   value of investments    $       --    705,195   915,980   527,539   281,170    15,589       --        --        --   2,445,473
  Dividends and Interest       217,285       --        --        --        --        --        --        --        --     217,285
  Interest on participant
   loans                        14,561     8,211     4,906     5,686     3,114     1,857       --      1,501       --      39,836
                            ---------- --------- --------- --------- ---------   -------   -------    ------   -------  ---------
   Total investment income     231,846   713,406   920,886   533,225   284,284    17,446       --      1,501       --   2,702,594
                            ---------- --------- --------- --------- ---------   -------   -------    ------   -------  ---------
 Contributions:
  Employer                         --        --        --        --        --        --        --        --    449,375    449,375
  Employee                     903,144   606,596   569,640   443,123   405,261   194,965       --     78,331       --   3,201,060
                            ---------- --------- --------- --------- ---------   -------   -------    ------   -------  ---------
   Total contributions         903,144   606,596   569,640   443,123   405,261   194,965       --     78,331   449,375  3,650,435
                            ---------- --------- --------- --------- ---------   -------   -------    ------   -------  ---------
   Total additions           1,134,990 1,320,002 1,490,526   976,348   689,545   212,411       --     79,832   449,375  6,353,029
                            ---------- --------- --------- --------- ---------   -------   -------    ------   -------  ---------
Transfers among funds, net     159,893   (94,985)  149,753    21,099      (551)  (42,071)  170,284   (57,715) (305,707)       --
                            ---------- --------- --------- --------- ---------   -------   -------    ------   -------  ---------
Deductions:
 Benefits paid to
  participants                (262,288) (172,646) (135,211) (155,720) (145,398)  (31,977)  (24,529)      --        --    (927,769)
 Administrative fees            (3,667)   (2,143)     (455)     (848)     (221)      (32)      --        --        --      (7,366)
                            ---------- --------- --------- --------- ---------   -------   -------    ------   -------  ---------
   Total deductions           (265,955) (174,789) (135,666) (156,568) (145,619)  (32,009)  (24,529)      --        --    (935,135)
                            ---------- --------- --------- --------- ---------   -------   -------    ------   -------  ---------
   Net increase              1,028,928 1,050,228 1,504,613   840,879   543,375   138,331   145,755    22,117   143,668  5,417,894

Net assets available for
 plan benefits:
  Beginning of year          3,322,378 2,474,295 2,033,137 2,031,567 1,684,472   657,591   343,672    62,438   305,707 12,915,257
                            ---------- --------- --------- --------- ---------   -------   -------    ------   -------  ---------
  End of year              $ 4,351,306 3,524,523 3,537,750 2,872,446 2,227,847   795,922   489,427    84,555   449,375 18,333,151
                            ========== ========= ========= ========= =========   =======   =======    ======   =======  =========

                                ALBERTO-CULVER
                              401(k) SAVINGS PLAN

   Schedule H - Item 4(i) -- Schedule of Assets Held for Investment Purposes

                          December 31, 1999 and 1998

                                                                     Market
                    1999                                  Cost       value
-----------------------------------------------        ----------   ---------
CIGNA Charter Guaranteed Income Fund                   $5,143,757   5,143,757
CIGNA Charter Large Company Stock Index Fund            2,798,253   4,269,067
Fidelity Advisor Equity Growth Fund                     2,683,511   5,041,393
Fidelity Advisor Growth Opportunities Fund              1,826,158   2,647,667
Fidelity Advisor Balanced Fund                          1,720,713   2,279,179
Warburg Pincus International Equity Fund                  839,056   1,306,040
Loans to participants                                     563,795     563,795
CIGNA Lifetime 20                                          56,624      63,874
CIGNA Lifetime 30                                          36,442      42,165
CIGNA Lifetime 40                                          53,018      61,876
CIGNA Lifetime 50                                          93,014     105,631
CIGNA Lifetime 60                                           3,904       4,182
CIGNA Charter Balanced Fund                               130,201     127,794
CIGNA Charter Large Company Stock - Growth II Fund        309,030     380,795
CIGNA Charter Midsize Company Stock - Growth Fund          15,702      18,332
CIGNA Charter Small Company Stock - Growth Fund            62,865      87,789
Janus Worldwide Fund                                      601,699     816,048
Lazard International Equity Fund                           11,561      14,101
Alberto-Culver Company Class B Common Stock               215,240     217,073

                                                                     Market
                    1998                                  Cost       value
-----------------------------------------------        ----------   ---------
CIGNA Charter Guaranteed Income Fund                   $4,351,306   4,351,306
CIGNA Charter Large Company Stock Index Fund            2,471,402   3,524,523
Fidelity Advisor Equity Growth Fund                     2,155,354   3,537,750
Fidelity Advisor Growth Opportunities Fund              1,838,241   2,872,446
Fidelity Advisor Balanced Fund                          1,630,425   2,227,847
Warburg Pincus International Equity Fund                  770,410     795,922
Loans to participants                                     489,427     489,427

See accompanying independent auditors' report.

                        SALLY BEAUTY 401(k) SAVINGS PLAN

                 Financial Statements and Supplemental Schedule

                           December 31, 1999 and 1998

                  (With Independent Auditors' Report Thereon)

                                  SALLY BEAUTY
                              401(k) SAVINGS PLAN

                               Table of Contents

                                                                            Page

Independent Auditors' Report                                                   1

Statements of Net Assets Available for Plan Benefits                           2

Statements of Changes in Net Assets Available for Plan Benefits                3

Notes to Financial Statements                                                  4

Supplemental Schedule

Schedule H - Item 4(i) - Schedule of Assets Held for Investment Purposes      11

                          Independent Auditors' Report


  To the Plan Administrator of the
  Sally Beauty 401(k) Savings Plan:

  We have audited the accompanying statements of net assets available for plan benefits of the Sally Beauty 401(k) Savings Plan (the Plan) as of December 31, 1999 and 1998, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

  Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

   /s/ KPMG LLP


  April 28, 2000

                                 SALLY BEAUTY
                              401(k) SAVINGS PLAN

             Statements of Net Assets Available for Plan Benefits

                          December 31, 1999 and 1998

                                                          1999         1998
                                                       ----------   ----------
Assets:
 Cash                                                  $   42,091       24,328
 Investments, at market value:
  CIGNA Charter Guaranteed Income Fund                  3,567,634    2,762,972
  CIGNA Charter Large Company Stock Index Fund          1,749,821    1,075,649
  Fidelity Advisor Equity Growth Fund                   3,424,054    2,067,830
  Fidelity Advisor Growth Opportunities Fund            1,983,989    1,761,264
  Fidelity Advisor Balanced Fund                        1,543,273    1,254,135
  Warburg Pincus International Equity Fund                839,668      531,552
  CIGNA Lifetime 20                                        24,312           --
  CIGNA Lifetime 30                                        46,327           --
  CIGNA Lifetime 40                                        59,961           --
  CIGNA Lifetime 50                                       117,087           --
  CIGNA Lifetime 60                                         4,654           --
  CIGNA Charter Balanced Fund                              81,972           --
  CIGNA Charter Large Company Stock - Growth II Fund      236,059           --
  CIGNA Charter Midsize Company Stock - Growth Fund        60,218           --
  CIGNA Charter Small Company Stock - Growth Fund         160,472           --
  Janus Worldwide Fund                                    389,125           --
  Lazard International Equity Fund                          7,410           --
  Alberto-Culver Company Class B Common Stock             117,314           --
  Loans to participants                                   378,179      307,429
                                                      -----------   ----------

     Total assets held for investment                  14,833,620    9,785,159

 Employer contribution receivable                         866,673      475,216
                                                      -----------   ----------

     Net assets available for plan benefits           $15,700,293   10,260,375
                                                      ===========   ==========

See accompanying notes to financial statements.

                                 SALLY BEAUTY
                              401(k) SAVINGS PLAN

        Statements of Changes in Net Assets Available for Plan Benefits

                    Years ended December 31, 1999 and 1998

                                                                  1999         1998
                                                              -----------   ----------
Additions to net assets attributed to:
 Investment income:
  Net appreciation in fair value of investments               $ 1,758,724    1,234,899
  Dividend and interest income                                    169,105      136,712
  Interest on participant loans                                    28,874       21,524
                                                              -----------   ----------

     Total investment income                                    1,956,703    1,393,135

 Contributions:
  Employer                                                        866,673      475,216
  Employee                                                      3,654,392    2,321,194
                                                              -----------   ----------

     Total contributions                                        4,521,065    2,796,410
                                                              -----------   ----------

     Total additions                                            6,477,768    4,189,545
                                                              -----------   ----------

Deductions from net assets attributed to:
 Benefits paid to participants                                  1,020,699    1,001,038
 Administrative fees                                               17,151       13,475
                                                              -----------   ----------

     Total deductions                                           1,037,850    1,014,513
                                                              -----------   ----------

     Net increase                                               5,439,918    3,175,032

Net assets available for plan benefits at beginning of year    10,260,375    7,085,343
                                                              -----------   ----------

Net assets available for plan benefits at end of year         $15,700,293   10,260,375
                                                              ===========   ==========

See accompanying notes to financial statements.

                                  SALLY BEAUTY
                              401(k) SAVINGS PLAN

                         Notes to Financial Statements

                           December 31, 1999 and 1998


(1)  Description of the Plan

       General

       The Sally Beauty 401(k) Savings Plan (the Plan), established on January 1, 1994, is a defined contribution plan available to eligible employees of Sally Beauty Company (the Company).

       The Plan is administered by the Company with the assistance of Connecticut General Life Insurance Company, a CIGNA Company. The investment assets of the Plan are held by CG Trust Company (the Trustee).

       The following description of the Plan provides only general information. Information about the Plan's provisions is contained in the Plan document, which may be obtained from the Company.

       Participation

       All eligible employees whose customary employment is for at least 1,000 hours within 12 consecutive months, who are not members of a collective bargaining unit, and are at least 21 years of age may participate in the Plan on the first day of the month coincident with or following the completion of 12 months of service. On December 31, 1999, there were 2,006 employees in the Plan.

       Contributions

       Participants may elect to contribute any amount from 1% to 12% of their eligible compensation, in whole percentage points, subject to the limitations of the Internal Revenue Code, as amended (the Code). The percentage of compensation contributed may be increased or decreased at the election of the participant any time during the year. All eligible participant contributions are tax deferred contributions pursuant to a qualified cash or deferral arrangement subject to the limitations of the Code. Company contributions to the Plan are based on a discretionary match on an annual basis. For the Plan years 1999 and 1998, the Company matched $.50 and $.35, respectively, of each dollar on 4% of eligible participant compensation.

       Investment Options

       Effective January 1, 1999, additional investment fund options were added to the Plan for the purposes of providing a broader selection of investment options to participants to choose from.

       Participants may elect to invest their contributions and any Company contributions in eighteen investment funds, within seven different asset classes and the Company's class B common stock. Such asset classes include; (i) fixed income fund, (ii) balanced fund, (iii) large capitalization equity fund, (iv) medium capitalization equity fund, (v) small capitalization equity fund, (vi) global equity fund, and, (vii) international equity fund.

       Participants may invest Company and employee contributions in 1% increments in the Plan's available fund options and may reallocate their investments among the available fund options any time during the year.

                                  SALLY BEAUTY
                              401(k) SAVINGS PLAN

                         Notes to Financial Statements

                           December 31, 1999 and 1998


       None of the investment funds other than the CIGNA Charter Guaranteed Income Fund guarantee a positive return to the participant. This fund invests in a diversified portfolio of high quality, fixed income instruments within CIGNA's General Account. Principal and interest are backed by the underlying assets of CIGNA. Dividend and interest income received on investments made by the investment funds are reinvested accordingly in the same funds.

       Vesting

       Participants are fully vested in the current value of their contributions and earnings thereon, and become fully vested in the Company contributions and related earnings credited to their accounts based upon their years of vesting service as shown in the following table:

               Years of                         Vested
            Vesting Service                   Percentage
          -------------------                ------------
          Less than 1                              0%
          1 but less than 2                       20
          2 but less than 3                       40
          3 but less than 4                       60
          4 but less than 5                       80
          5 or more                              100

       Participants who are age 65 or over, die, or become permanently disabled are automatically 100% vested in the value of Company contributions and related earnings or losses credited to their account.

       Distribution Options

       Upon termination of employment, participants may elect to receive the total value of their account attributable to their contributions, as well as the vested value of their Company contributions in cash, annual installments, direct rollover, or an annuity according to the provisions of the Plan. Alternatively, participants may elect to defer the distribution of their account balance until age 65. Such deferred benefits remain in the Plan and participate in the earnings and losses of the investments.

       Participant Loans

       Participants may borrow against their account balances for periods of one to five years. In the event the loan is used to purchase a primary residence, an extended period of time for repayment is allowed. Participant loans are limited to the lesser of $50,000 or 50% of the participants' vested account balance and bear interest at a rate of prime plus 1% at the time the loan is made. Outstanding participant loans are considered investments of the Plan and repayments of principal and interest are credited to the borrowing participants' account using his or her current investment election. At December 31, 1999 and December 31, 1998, interest rates on outstanding loans ranged from 7% to 9.50%.

                                  SALLY BEAUTY
                              401(k) SAVINGS PLAN

                         Notes to Financial Statements

                           December 31, 1999 and 1998


       Forfeitures

       Company contributions, and earnings theron, forfeited by terminating employees are used to reduce future Company contributions to the Plan. The Company will reinstate forfeited balances to the accounts of employees who rejoin the Company within five years of their termination. In 1999 and 1998, Company contributions were reduced by forfeiture amounts of $65,028 and $21,766, respectively.

       Administrative Expenses

       Administrative fees are paid by the Plan. All other Plan related expenses are paid by the Company. Investment management fees are included in the investment fund yields.

 (2) Summary of Significant Accounting Policies

       Basis of Accounting

       The Company maintains the accounts of the Plan on an accrual basis.

       Asset Valuation

       The investment assets in the trust are valued at the quoted closing sale price on the last business day of the year. Securities traded in over-the-counter markets and listed securities for which no sale was reported on the last business day of the year are valued at their last reported bid price. Participant loans are stated at contract value which approximates fair value.

       Security Transactions and Investment Income

       Purchases and sales of investments in the Plan are recorded on a trade date basis. When investments are sold, the difference between the original cost (computed on an average cost basis) and the proceeds received is recorded as a realized gain or loss. Interest and dividend income are recorded when earned.

       Use of Estimates

       The preparation of financial statements in conformity with generally accepted accounting principles requires the use of plan administrator estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the date of the financial statements and the changes in net assets available for plan benefits during the reporting period and related disclosures. Actual results could differ from these estimates.

 (3)   Termination of the Plan

       It is the intent of the Company that the Plan continue into the future; however, the Company reserves the right to terminate the Plan. In the event the Plan is terminated, participants would become fully vested in their accounts and the assets of the Plan would be distributed to the participants in proportion to their respective interests in the Plan.

                                  SALLY BEAUTY
                              401(k) SAVINGS PLAN

                         Notes to Financial Statements

                           December 31, 1999 and 1998


 (4)  Tax Status

      The Plan has received a favorable determination letter from the Internal Revenue Service, dated June 19, 1997, indicating that the Plan is qualified under Section 401(a) of the Code and exempt from tax under
      Section 501(a) of the Code.

(5)  Subsequent Events

     Effective January 1, 2000, eligible employees of the Plan can contribute up to 15% of their eligible compensation in whole percentage points to the Plan, subject to limitations of the Code.

(6)  Other Investment Information

     The fair values of investment fund balances which represent five percent or more of the Plan's net assets as of December 31, 1999 and 1998 are as follows:

                                                           1999         1998
                                                        ----------    ---------

     CIGNA Charter Guaranteed Income Fund               $3,567,634    2,762,972
     CIGNA Charter Large Company Stock Index Fund        1,749,821    1,075,649
     Fidelity Advisor Equity Growth Fund                 3,424,054    2,067,830
     Fidelity Advisor Growth Opportunities Fund          1,983,989    1,761,264
     Fidelity Advisor Balanced Fund                      1,543,273    1,254,135
     Warburg Pincus International Equity Fund              839,668      531,552
                                                        ==========    =========

                                 SALLY BEAUTY
                              401(k) SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1999 and 1998


(7) Changes in Net Assets by Fund -- Years ended December 31, 1999 and December 31, 1998

                                                                               1999
                              -----------------------------------------------------------------------------------------------------
                                                                                     Warburg
                                CIGNA     CIGNA    Fidelity   Fidelity               Pincus   CIGNA     CIGNA     CIGNA     CIGNA
                              Guaranteed  Stock     Equity     Growth      Fidelity   Int'l  Lifetime  Lifetime  Lifetime  Lifetime
                               Income     Index     Growth   Opportunities Balanced   Equity     20        30        40        50
                              --------  ---------  --------- ------------- -------- --------- -------- --------  --------  --------
Additions to net assets
 attributed to:
 Investment income:
  Net appreciation
   (depreciation) in fair
   value of investments      $      --    267,346    843,291     62,447     58,410  289,080     2,659     5,560     8,092     4,421
  Dividends and Interest       168,512         --         --         --         --       --        --        --        --        --
  Interest on participant
   loans                        10,962      2,488      3,566      3,852      3,847    2,119       233       156       616       199
                             --------- ---------   ---------  ---------  --------- --------    ------    ------    ------   -------
   Total investment
    income (loss)              179,474    269,834    846,857     66,299     62,257  291,199     2,892     5,716     8,708     4,620

 Contributions:
  Employer                          --         --         --         --         --       --        --        --        --        --
  Employee                     974,939    489,545    589,459    476,969    356,809  125,016    21,609    26,694    31,694   109,570
                             --------- ---------   ---------  ---------  --------- --------    ------    ------    ------   -------
   Total contributions         974,939    489,545    589,459    476,969    356,809  125,016    21,609    26,694    31,694   109,570
                             --------- ---------   ---------  ---------  --------- --------    ------    ------    ------   -------
   Total additions           1,154,413    759,379  1,436,316    543,268    419,066  416,215    24,501    32,410    40,402   114,190
                             --------- ---------   ---------  ---------  --------- --------    ------    ------    ------   -------
Transfers among funds,
 net                             2,575     25,480    107,960   (174,019)    (1,142) (45,988)      646    14,057    20,017     5,747
                             --------- ---------   ---------  ---------  --------- --------    ------    ------    ------   -------
Deductions:
 Benefits paid to
  participants                (345,738)  (105,301)  (186,483)  (144,752)  (128,284) (61,915)     (735)     (132)     (367)   (2,810)
 Administrative fees            (6,588)    (5,386)    (1,569)    (1,772)      (502)    (196)     (100)       (8)      (91)      (40)
                             --------- ---------   ---------  ---------  --------- --------    ------    ------    ------   -------
   Total deductions           (352,326)  (110,687)  (188,052)  (146,524)  (128,786) (62,111)     (835)     (140)     (458)   (2,850)
                             --------- ---------   ---------  ---------  --------- --------    ------    ------    ------   -------
   Net increase                804,662    674,172  1,356,224    222,725    289,138  308,116    24,312    46,327    59,961   117,087

Net assets available
 for plan benefits:
  Beginning of year          2,762,972 1,075,649   2,067,830  1,761,264  1,254,135  531,552        --        --        --        --
                             --------- ---------   ---------  ---------  ---------  -------    ------    ------    ------   -------
  End of year              $ 3,567,634 1,749,821   3,424,054  1,983,989  1,543,273  839,668    24,312    46,327    59,961   117,087
                             ========= =========   =========  =========  =========  =======    ======    ======    ======   =======

                                       8                             (Continued)

                          ---------------------------------------------------------------------------------------------------------
                          CIGNA  CIGNA
                          Life-  Charter  CIGNA   CIGNA   CIGNA    Janus  Lazard            Partic-             Contri-
                          time    Bal-     Lg Co  Mid Co  Sm Co    World-  Int'l  Company    ipant              bution
                           60    anced    Growth  Growth  Growth   wide   Equity   stock     loans     Cash    receivable   Total
                          ----- -------  -------  ------  ------  ------- ------  -------   -------   -------  ----------  -------

Additions to net assets
 attributed to:
 Investment income:
  Net appreciation
   (depreciation) in fair
   value of investments    212  (2,734) 43,383   7,739  46,294   117,027     803     4,694       --       --        --    1,758,724
  Dividends and Interest    --      --      --      --      --        --      --       593       --       --        --      169,105
  Interest on participant
   loans                    --      18     152      15      37       217      25        67       --      305        --       28,874
                         -----  ------ -------  ------ -------   -------   -----   -------  -------   ------   -------   ----------
   Total investment
    income (loss)          212  (2,716) 43,535   7,754  46,331   117,244     828     5,354       --      305        --    1,956,703

 Contributions:
  Employer                  --      --      --      --      --        --      --        --       --       --   866,673      866,673
  Employee               5,048  71,843  92,816  30,517  49,647    96,853   6,418    58,579       --   40,367        --    3,654,392
                         -----  ------ -------  ------ -------   -------   -----   -------  -------   ------   -------   ----------
   Total contributions   5,048  71,843  92,816  30,517  49,647    96,853   6,418    58,579       --   40,367   866,673    4,521,065
                         -----  ------ -------  ------ -------   -------   -----   -------  -------   ------   -------   ----------
   Total additions       5,260  69,127 136,351  38,271  95,978   214,097   7,246    63,933       --   40,672   866,673    6,477,768
                         -----  ------ -------  ------ -------   -------   -----   -------  -------   ------   -------   ----------
Transfers among funds,
 net                      (520) 16,007 101,399  22,061  64,608   187,692     179    53,805   97,561  (22,909) (475,216)          --
                         -----  ------ -------  ------ -------   -------   -----   -------  -------   ------   -------   ----------
Deductions:
 Benefits paid to
  participants             (80) (2,921) (1,610)    (74)    (48)  (12,525)    (15)      (98) (26,811)      --        --   (1,020,699)
 Administrative fees        (6)   (241)    (81)    (40)    (66)     (139)     --      (326)      --       --        --      (17,151)
                         -----  ------ -------  ------ -------   -------   -----   -------  -------   ------   -------   ----------
   Total deductions        (86) (3,162) (1,691)   (114)   (114)  (12,664)    (15)     (424) (26,811)      --        --   (1,037,850)
                         -----  ------ -------  ------ -------   -------   -----   -------  -------   ------   -------   ----------
   Net increase          4,654  81,972 236,059  60,218 160,472   389,125   7,410   117,314   70,750   17,763   391,457    5,439,918

Net assets available
 for plan benefits:
  Beginning of year         --      --      --      --      --        --      --        --  307,429   24,328   475,216   10,260,375
                         -----  ------ -------  ------ -------   -------   -----   -------  -------   ------   -------   ----------
  End of year            4,654  81,972 236,059  60,218 160,472   389,125   7,410   117,314  378,179   42,091   866,673   15,700,293
                         =====  ====== =======  ====== =======   =======   =====   =======  =======   ======   =======   ==========

                                       9                             (Continued)

                                 SALLY BEAUTY
                              401(k) SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1999 and 1998




                                                                              1998
                             ------------------------------------------------------------------------------------------------------
                                                              Fidelity              Warburg
                                CIGNA      CIGNA    Fidelity   Growth               Pincus    Partic-           Contri-
                             Guaranteed    Stock     Equity    Oppor-   Fidelity     Int'l     pant              bution
                               Income      Index     Growth   tunities  Balanced    Equity    loans     Cash   receivable   Total
                             ----------  ---------  --------- --------- ---------   -------   -------  ------  ---------- ---------
Additions to net assets
 attributed to:
 Investment income:
  Net appreciation in fair
   value of investments      $        --    205,382   541,440   316,094   155,947    16,036       --      --        --    1,234,899
  Dividends and Interest         136,712         --        --        --        --        --       --      --        --      136,712
  Interest on participant
   loans                           9,352      1,761     3,079     2,888     2,626     1,811       --       7        --       21,524
                               ---------  --------- --------- --------- ---------   -------  -------  ------   -------   ----------
     Total investment
      income                     146,064    207,143   544,519   318,982   158,573    17,847       --       7        --    1,393,135

 Contributions:
  Employer                            --         --        --        --        --        --       --      --   475,216      475,216
  Employee                       712,220    291,600   440,019   417,425   286,534   149,121       --  24,275        --    2,321,194
                               ---------  --------- --------- --------- ---------   -------  -------  ------   -------   ----------
     Total contributions         712,220    291,600   440,019   417,425   286,534   149,121       --  24,275   475,216    2,796,410
                               ---------  --------- --------- --------- ---------   -------  -------  ------   -------   ----------
     Total additions             858,284    498,743   984,538   736,407   445,107   166,968       --  24,282   475,216    4,189,545
                               ---------  --------- --------- --------- ---------   -------  -------  ------   -------   ----------
Transfers among funds, net       124,950     36,133     7,477    25,353   (31,545)   10,152   92,665      46  (265,231)          --
                               ---------  --------- --------- --------- ---------   -------  -------  ------   -------   ----------
Deductions:
 Benefits paid to
  participants                  (257,725)   (90,277) (221,462) (177,871) (123,859)  (90,156) (39,688)     --        --   (1,001,038)
 Administrative fees              (5,827)    (3,886)     (992)   (1,895)     (677)     (198)      --      --        --      (13,475)
                               ---------  --------- --------- --------- ---------   -------  -------  ------   -------   ----------
     Total deductions           (263,552)   (94,163) (222,454) (179,766) (124,536)  (90,354) (39,688)     --        --   (1,014,513)
                               ---------  --------- --------- --------- ---------   -------  -------  ------   -------   ----------
     Net increase                719,682    440,713   769,561   581,994   289,026    86,766   52,977  24,328   209,985    3,175,032

Net assets available for
 plan benefits:
 Beginning of year             2,043,290    634,936 1,298,269 1,179,270   965,109   444,786  254,452      --   265,231    7,085,343
                               ---------  --------- --------- --------- ---------   -------  -------  ------   -------   ----------
 End of year                 $ 2,762,972  1,075,649 2,067,830 1,761,264 1,254,135   531,552  307,429  24,328   475,216   10,260,375
                               =========  ========= ========= ========= =========   =======  =======  ======   =======   ==========

                                 SALLY BEAUTY
                              401(k) SAVINGS PLAN

   Schedule H - Item 4(i) -- Schedule of Assets Held for Investment Purposes

                          December 31, 1999 and 1998

                                                                      Market
                       1999                               Cost        Value
-----------------------------------------------        ----------   ---------
CIGNA Charter Guaranteed Income Fund                   $3,567,634   3,567,634
CIGNA Charter Large Company Stock Index Fund            1,240,969   1,749,821
Fidelity Advisor Equity Growth Fund                     1,946,641   3,424,054
Fidelity Advisor Growth Opportunities Fund              1,476,163   1,983,989
Fidelity Advisor Balanced Fund                          1,220,851   1,543,273
Warburg Pincus International Equity Fund                  552,473     839,668
CIGNA Lifetime 20                                          21,722      24,312
CIGNA Lifetime 30                                          40,867      46,327
CIGNA Lifetime 40                                          52,555      59,961
CIGNA Lifetime 50                                         112,758     117,087
CIGNA Lifetime 60                                           4,460       4,654
CIGNA Charter Balanced Fund                                84,594      81,972
CIGNA Charter Large Company Stock - Growth Fund           193,763     236,059
CIGNA Charter Midsize Company Stock - Growth Fund          52,472      60,218
CIGNA Charter Small Company Stock - Growth Fund           114,292     160,472
Janus Worldwide Fund                                      273,560     389,125
Lazard International Equity Fund                            6,607       7,410
Alberto Culver Company Class B Common Stock               111,794     117,314
Loans to participants                                     378,179     378,179

                                                                      Market
                       1998                               Cost        Value
-----------------------------------------------        ----------   ---------
CIGNA Charter Guaranteed Income Fund                   $2,762,972   2,762,972
CIGNA Charter Large Company Stock Index Fund              757,912   1,075,649
Fidelity Advisor Equity Growth Fund                     1,306,168   2,067,830
Fidelity Advisor Growth Opportunities Fund              1,181,480   1,761,264
Fidelity Advisor Balanced Fund                            930,943   1,254,135
Warburg Pincus International Equity Fund                  519,557     531,552
Loans to participants                                     307,429     307,429

See accompanying independent auditors' report.

                                      11